Exhibit 99.1

Execution Version

Via E-mail (luke@catchagroup.com)

July 23, 2024

Catcha Holdings LLC

c/o Catcha Investment Corp

Attention: Luke Elliott

Email: luke@catchagroup.com

Re:	Lock-Up Waiver

Mr. Elliott:

This letter (this “Letter”) is delivered in connection with that certain Lock-Up Agreement, dated August 3, 2023 (the “Agreement”), by and among Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“PubCo”), Crown LNG Holding AS (the “Company”), Catcha Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”), and the other parties thereto. Capitalized terms used by not defined herein shall have the meanings ascribed thereto in the Agreement.

Pursuant to Section 5(b) of the Agreement, the purpose of this Letter is for PubCo to, and PubCo hereby does, irrevocably consent to the waiver of Sections 2(a) and 2(b) of the Agreement to permit transfers of the Lock-Up Shares by Kataria Capital Corporation, Raghava Corporate Pte Lte, and Black Kite AS, as Company Holders, and Catcha Holdings LLC, as a Sponsor Holder.

This Letter, and any claim, controversy or dispute arising under or related to this letter, shall be governed by and construed in accordance with the laws of the State of New York without reference to principles of conflicts of law. The Agreement remains in full force and effect, and no other rights are waived or amended by this Letter. For the avoidance of doubt, this Letter is in addition to, and not in substitution of, any other fully executed and delivered waivers or amendments relating to Lock-Up Shares.

Please acknowledge your receipt of this Letter by signing where indicated below, and emailing a .PDF copy to jorn@crownlng.com at your earliest convenience.

****

Regards,

CROWN LNG HOLDINGS LIMITED

By:	/s/ Jørn Skule Husemoen
Name: Jørn Skule Husemoen
Title: Director

Acknowledged, agreed, and consented to

as of the date of this Letter:

SPONSOR:

Catcha Holdings LLC

By:
Name:
Title:

[Signature Page to Lock-Up Waiver]